Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of The Dreyfus/Laurel Funds, Inc.:

We consent to the incorporation by reference, in this Registration Statement on Form N-1a, of our reports dated December 10, 2003, on the financial statements of Dreyfus Disciplined Stock Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier MidCap Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Premier Balanced Fund, Dreyfus Premier Limited Term Income Fund and Dreyfus Premier Tax Managed Growth Fund of The Dreyfus/Laurel Funds, Inc. (the "Funds") as of October 31, 2003.

We also consent to the references to our firm under the headings "Financial Highlights" in the Prospectuses and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information.

KPMG LLP
New York, New York September 28, 2004